news release

Zi Corporation Unveils QixTM - the First Service Discovery Engine for Mobile Phones at CTIA

Technology Enables Users to Quickly and Easily Access Features and Applications Which Will Drive Service Usage and Carrier ARPU

CTIA 2005, New Orleans, LA, and Calgary, AB, Canada March 14, 2005-Zi Corporation (Nasdaq: ZICA) (TSX:ZIC), a leading provider of intelligent interface solutions, today announced at the CTIA Wireless 2005 Exhibition the Americas release of Qix™, the wireless industry's first service discovery engine for mobile phone users. Pronounced "quicks," this new software enhances a mobile phone's existing user interface (UI) and enables users to quickly and easily access a phone's full set of features, applications and services, without the having to the phone's built-in menu structure. For the first time, users can intuitively access information directly from the idle screen by simply pressing a few buttons on the standard keypad. Zi Corporation will be demonstrating Qix at Booth #4913 at CTIA 2005 in New Orleans this week.

Combining patented technology and a unique, proprietary indexing engine, Qix significantly reduces the number of key presses necessary to use a mobile phone's full service and feature set. Qix eliminates the need to scroll through complex menu systems. By indexing everything on the mobile phone, from stored contacts to application names, Qix greatly enhances the user experience. By helping users more intuitively locate mobile phone features, Qix drives service usage and adoption, resulting in increased Average Revenue per User (ARPU) for wireless carriers.

"The wireless industry is constantly introducing new phone models with a wide range of services and feature sets to eager consumers," said Glen Morgan, senior vice president of global sales and marketing, Zi Corporation. "However, most of these new services and features are underutilized because they are lost within a handset's menu system. With our intuitive technology for service discovery, Qix enables users to realize the power of their mobile phone and helps wireless carriers promote user adoption of new revenue-generating services."

Qix uses all the information stored in the mobile phone to make choices available to the user. For example, by pressing the "9/WXYZ" key followed by the "3/DEF" key, Qix will immediately produce a list of contacts, individuals or companies, whose names or numbers begin with these combinations. This list might include a colleague's name from the phonebook with the letters "WE," such as Wendy, or a company's number with the sequence of "93," such as 403-555-9300. Qix also displays applications, services, bookmarks, help files or games available on the device containing the number sequence "93" or letter combinations of "WXYZ" with "DEF." As an example of this, Qix would present the Web browser application, a URL bookmark, such as Yell.com, and the Web settings help file from the phone's menu. The user then simply highlights and clicks on the relevant item and it is opened regardless of whether it is an application, bookmark or contact name.

Commenting on the Qix technology, Morten Grauballe, vice-president of product management at Symbian, said, "We are delighted that the first version of Qix is based on the Symbian OS, the world's leading operating system for smartphones. The phone user interface enhancement delivered by Qix will provide enormous benefits to users, handset manufacturers and operators."

"Qix will radically change the user's experience," said Milos Djokovic, CTO and COO at Zi Corporation. "With other systems, if a user wants to send a SMS to a colleague, he would have to find and open the application, figure out how to enter and / or find a contact, compose the message, attach it to the addressee's details and then send it - a lengthy, multiple key press experience. Qix simplifies and speeds up the whole process with just a few simple key presses - without menus."

When presented with a phonebook contact, Qix provides a list of the related services, such as SMS messaging, e-mail and photo sharing. By exposing users to features that they might not otherwise discover or know how to access, Qix eliminates the need for wireless carriers to direct users to services and applications via the phone's menu system or user manual. Users can now easily employ all the features on their phone. Wireless carriers can drive subscribers to revenue-generating services through the direct interaction with the handset.

For media interviews or Qix demonstrations at CTIA, please contact Keith Giannini or Laura Ackerman at 781-684-0770 or zicorp@schwartz-pr.com.

About Zi Corporation
Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiText® for one-touch predictive text entry; eZiTap™ for intelligent multi-tap entry, Decuma® for natural handwriting recognition and the new Qix™ service discovery engine to enhance the user experience and drive service usage and adoption. Zi's product portfolio dramatically improves the usability of mobile phones, PDAs, gaming devices and set-top boxes and the applications on them including SMS, MMS, e-mail and Internet browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, Decuma, Qix, eZiTap and eZiText are either trademarks or registered trademarks of Zi Corporation. All other trademarks are the property of their respective owners.

For more information:

Media inquiries:
 Keith Giannini or Laura Ackerman
Schwartz Communications
zicorp@schwartz-pr.com
(781) 684-0770

Investor inquiries:
 Allen & Caron Inc
Jill Bertotti
jill@allencaron.com
(949) 474-4300